Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	State of Incorporation	Percentage of Ownership by Registrant
Halo Group, Inc.	Texas	98.9%
Halo Benefits, Inc.	Texas	100%
Halo Portfolio Advisors, LLC	Texas	100%
Halo Asset Management, LLC	Texas	100%